Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Grandview Gold Inc. (the "Issuer")
330 Bay Street, Suite 820
Toronto, Ontario M5H 2S8

Item 2.	Date of Material Change

December 4, 2008

Item 3.	News Release

The Issuer issued a press release via a Canadian new wire on December 4, 2008, a copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

The Issuer announced that it has closed a brokered private placement (the “Offering”) with Sandfire Securities Inc. (“Sandfire”). The Offering resulted in the issuance of 8,333,333 flow through common shares (the “Common Shares”) to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666.65.

Item 5.	Full Description of Material Change

In connection with the Offering, the Issuer paid a cash fee of 8% of the gross proceeds raised under the Offering and also issued broker options to acquire 666,666 Common Shares at a price of $0.05 per Common Share for a period of 24 months from closing.

The proceeds from the Offering will be used primarily to fund the Issuer's drilling program on its Red Lake project in Ontario, as well as working capital and general corporate purposes. All costs associated with the Offering will be paid by the Issuer from its general funds.

“The Company will focus exploration funds and geological expertise on high potential properties in the Red Lake Gold District,” says the Issuer's President and CEO Paul Sarjeant. “We encountered considerable visible gold and numerous high-grade intercepts during drilling at our Dixie Lake Property (the “Property”) earlier this year and last season, most particularly in the promising NS Zone and we intend to test extensions of that mineralization and other targets as well. Dixie Lake drill programs delivered assays like 163.75 g/T Au over 0.47m, 61.97 g/T Au over 1m, and 22.9 g/T Au over 2.86m - typical of the kind of narrow-vein, high-grade gold environment found elsewhere in the Red Lake Gold District.” The securities issued pursuant to Offering will all be subject to a four (4) month statutory hold commencing from the date of issuance. The Offering is subject to Toronto Stock Exchange acceptance of requisite regulatory filings.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Paul Sarjeant
Telephone: 416-486-3444

Item 9.	Date of Report

December 5, 2008.